EXHIBIT 99.1

For Immediate Release	Date: April 25, 2019
19-16-TR

Teck Reports Voting Results from
Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual Meeting of Shareholders held Wednesday, April 24, 2019 in Vancouver, British Columbia.
A total of 6,374,020 Class A common shares and 439,689,081 Class B subordinate voting shares were voted at the meeting, representing 80.66% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

	Votes in Favour	Votes Withheld	% of Votes in Favour (rounded)
M.M. Ashar	1,053,259,367	3,758,280	99.64
D.S. Barton	1,051,987,476	5,030,171	99.52
Q. Chong	1,055,358,020	1,659,627	99.84
L.L. Dottori-Attanasio	1,055,854,450	1,163,197	99.89
E.C. Dowling	1,046,587,217	10,430,430	99.01
E. Fukuda	1,055,922,886	1,094,761	99.90
N.B. Keevil III	1,055,073,068	1,944,579	99.82
T. Kubota	1,055,923,887	1,093,760	99.90
D.R. Lindsay	1,055,007,567	2,010,080	99.81
S.A. Murray	1,055,176,703	1,840,944	99.83
T.L. McVicar	1,056,075,245	942,402	99.91
K.W. Pickering	1,054,357,776	2,659,871	99.75
U.M. Power	1,056,057,852	959,795	99.91
T.R. Snider	1,053,938,146	3,079,501	99.71
The resolution on Teck’s approach to executive compensation as disclosed in the management proxy circular dated March 4, 2019 (“say on pay”) was approved, with 97.44% of votes cast in favour.
Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and

TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com